

October 28, 2010

Mr. Lewis W. Coleman
 President and Chief Financial Officer
DREAMWORKS ANIMATION SKG, INC.
1000 Flower Street
Glendale, California 91201

> **Re:** **DreamWorks Animation SKG, Inc.**
> **Form 8-K, Item 4.01**
> **Filed October 27, 2010**
> **File No. 1-32337**

Dear Coleman:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Change in Registrant's Certifying Accountant

We note the dismissal of Ernst & Young LLP will occur following completion of their audit of your financial statements for the year ended December 31, 2010 and effective as of the appointment of PricewaterhouseCoopers LLP (which is currently expected to occur in February or March 2011).

1. As such, upon the filing of your December 31, 2010 Annual Report on Form 10-K, please file an amendment to the Item 4.01 Form 8-K, in its entirety, disclosing that your auditor-client relationship with Ernst & Young LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the years ended December 31, 2009 and December 31, 2010 and, whether there were any disagreements and reportable events during the years ended December 31, 2009 and December 31, 2010 and the subsequent period through the effective cessation date (i.e., dismissal date) of the client-auditor relationship with Ernst & Young LLP.

2.   The amendment should be filed within four days after filing your December 31, 2010 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Ernst & Young LLP indicating whether or not they agree with your revised disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

Beverly A. Singleton
Staff Accountant